PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
250 PARK AVENUE, 7TH FLOOR
NEW YORK, NY 10177

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time April 27, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time April 27, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V95617-S36929

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

The Board of Directors recommends you vote FOR the following:

	For	Against	Abstain
1. As an ordinary resolution to increase the share capital of the Company from:	☐	☐	☐
1a. US$3,400.50 divided into 279,166,666 Class A ordinary shares of US$0.000012 par value each and 4,166,666 Class B ordinary shares of a par value of US $0.000012 each, and 41,666 preferred shares of a par value of US $0.000012 each, to:			
1b. US$ 601,200.50 divided into 50,000,000,000 Class A ordinary shares of US$0.000012 par value each and 100,000,000 Class B ordinary shares of a par value of US $0.000012 each, and 41,666 preferred shares of a par value of US $0.000012 each, by creating additional 49,720,833,334 Class A ordinary shares, each with a par value of US $0.000012 and additional 95,833,334 Class B ordinary shares, each with a par value of US $0.000012 (the "Capital Increase" and such proposal, the "Capital Increase Proposal").			
2. As a special resolution to approve and adopt the seventh amended and restated memorandum and articles of association (the "Seventh M&A") in the form attached to the proxy statement as Appendix A to reflect, inter alia, the Capital Increase and the Action by Written Resolutions of Members (as defined in the proxy statement), in substitution for the Sixth M&A. (the "Amendment to the Sixth M&A" and such proposal, the "Amended M&A Proposal").	☐	☐	☐
3. As an ordinary resolution to approve that the Company effect one or more reverse share splits of its authorized, issued and outstanding share capital by way of consolidation (the "Share Consolidations"), such that the number of authorized, issued and outstanding shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding ordinary share is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the board of directors (the "Board") in its absolute discretion within two (2) years following the date of the 2026 Extraordinary Meeting, provided that the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:5,000 in the aggregate (the "Consolidation Ratio Cap") (the "Share Consolidation Proposal").	☐	☐	☐

NOTE: To transact any other business as may properly come before the meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting:
The Notice and Proxy Statement at https://www.sec.gov/edgar/browse/?CIK=1751876&owner=exclude

V95618-S36929

Class A & Class B Proxy Card

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

EXTRAORDINARY MEETING OF SHAREHOLDERS
APRIL 28, 2026

The shareholder(s) hereby appoint(s) Xiaoyue Zhang and Ling Guo, or either of them, as proxies, each with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Paranovus Entertainment Technology Limited that the shareholder(s) is/are entitled to vote at the Extraordinary Meeting of the Shareholders to be held at 10:00 a.m., Eastern Standard Time on April 28, 2026, at 250 Park Avenue, 7th Floor, New York, NY 10177, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE